The Fantasy Network Corporation



ANNUAL REPORT

4152 Meridian St. Suite 105 #65
Bellingham, WA 98226
www.TheFantasy.Network

This Annual Report is dated May 12, 2020.

BUSINESS

SUMMARY

Even the largest streaming services are finding it challenging to maintain the pace of growth required to stay ahead of competition from tech giants like Amazon and Apple which can afford to lose money on content creation in order to sell other products.
Netflix is not expected to be cashflow positive for several years while spending an estimated $15 billion on content creation in 2019. Meanwhile, independent creators struggle to make enough to scrape by and fund their next project. Streaming services need more money, creators need more money, and viewers who can't afford to subscribe to a dozen streaming services are turning to piracy. The business model is broken.

But what if fans could be empowered to support and renew the shows that they love?

The Fantasy Network is not another streaming service or Netflix clone. Combining the business and creative expertise of Arrowstorm Entertainment (The Outpost), Zombie Orpheus Entertainment (JourneyQuest), The Forge (The Rangers), and Recursor.tv (Nina_Unlocked), TFN throws out the broken streaming video rulebook to create a new kind of platform that serves creators and fans, empowering both to produce and support their favorite stories from development to distribution. It is a platform owned   by fans and creators.

What is The Fantasy Network?

The Fantasy Network is an integrated digital platform designed to support sustainable storytelling in film and television, via the following elements:

• Free and Subscription Streaming Video On-Demand (SVOD)

• Payment Processing for crowdfunding, subscriptions, sales, and digital/physical merch

• Digital/physical fulfillment

• Crowdfunding support for partner producers

• Open World Wiki

• Social Networking

• Global Distribution and Syndication to third parties

• Integrated Livestreaming

• Identity Management and SSO Server

Our ecosystem includes web browser access, plus apps on iOS, Apple TV, Android, Android TV, Roku, and Amazon Fire. Our proprietary code is currently compatible with several OTT backend services, plus Wordpress, Discord, Gumroad, Patreon, and MediaWiki.

We've built the first generation of the technology, but now we need to deploy it effectively and fund our next tech milestones.

This campaign is raising capital for the next phase of our growth, with spending focused on four key areas:

- Content

- Technology

- Marketing

- Staffing

Because TFN is focused on empowering a global community of fans and creators, we are funding on StartEngine, so that fans and creators can become stakeholders in our mission and company. If you want to own a studio that will fund films by and for Hollywood celebrities, you're in the wrong place. If you want to own a community- focused studio that empowers YOUR voices to watch, create, fund, and distribute independent fantasy film and television, read on!

What It Does

TFN puts control back in the hands of content creators and audiences. By combining

the best features of Netflix, Kickstarter, Patreon, and online marketplaces, TFN makes it easy for a new viewer to join the ecosystem at any level of commitment, from binging a new series, to submitting their email address as a potential crowdfunder, to pledging to an individual show they love, to subscribing to the platform, to tipping the creator, to ordering merch, to creating their own fan fiction and derivative works.

What Makes it Unique

Instead of creating a walled garden where it's difficult to take a chance on a new show, TFN makes most content on the platform free-to-view and shareable. Thanks to nine years of detailed market data and experience from parent company Zombie Orpheus, we've developed a new business model with the motto "You can't pirate the future."By making access to quality content free, easy, and painless, we empower viewers to act and renew their favorite shows. If enough people pledge to renew a show, it is funded and a new season is greenlit. We also make it easy to support producers and individual creators via Patreon-style monthly subscriptions.

Unlike Kickstarter and Patreon, the unified system makes it easy to offer and fulfill not only standard crowdfunding rewards, but for each campaign to offer bonus subscriptions to TFN Premium, our umbrella subscription service that provides first access to new titles. Those premium subscriptions make it easier to cross-promote network content and introduce viewers to new titles.

Because the founders of TFN are content producers—we originally created TFN to distribute our own shows!—the platform has been built from the ground up to support the ongoing and sustainable production of original content by unique voices. By combining forces with other independent content producers from around the world,   we can all leverage our collective strength to reach markets and build partnerships   that are typically only open to larger studios or aggregators.

Under traditional production models, fans are typically expected to be passive consumers. The Fantasy Network believes that fans can be a show's biggest advocates and supporters. By focusing on building a healthy, resilient, and welcoming community of fans and producers, fans become active participants in renewing their favorite shows. With many experienced fan moderators from the Zombie Orpheus community already on board, TFN has from the beginning been able to build a positive fan culture. Our data shows that the people most likely to attack other fans or make   them unwelcome are historically also the least likely to offer substantial financial support. By explicitly disallowing hate speech on the platform, it's become a place where diverse and global audiences can coexist peacefully, without negative financial impact on operations and growth. TFN is committed to supporting marginalized voices, the telling of their stories, and building a common culture of acceptance and respect.

TFN has also developed a unique and optional copyright alternative, the Shared Cinematic Universe License Agreement (SCULA). Shows that opt-in to the terms of the SCULA allow third-party creation of non-commercial and commercial derivatives, from fan fiction to entire spin-off series. Example licenses are available at

http://scu.la. Strowlers, Fartherall, and Demon Hunters, our test cases, have been using the SCULA for two years.

Sales

TFN relies on six distinct revenue sources to support its ecosystem:

- Subscriptions

- Crowdfunding platform fees & campaign management

- Profits from funding and producing original content

- Digital/physical merch sales and distribution

- Direct contributions to creators (tip jar & SCULA profit-sharing)

- Aggregation and distribution to third-party services and platforms

Unlike streaming-only services, this diversification allows streaming revenues to flux with demand and interest, with the majority of ongoing revenue and growth coming from the other five sources.

This keeps the platform from relying on endless private equity raises to produce original content, beyond the size or capacity of the subscribing audience.

A key differentiator for TFN is that we view existing content as advertising for its producer's next production. Because piracy is unavoidable, our core product is always something that cannot be pirated: the future. That allows us to use strong SEO (search engine optimization) to direct people who may have viewed pirated content back to our platform, where they can easily take action to fund continuation of their favorite stories.

Supply Chain

Our parent corporations include Zombie Orpheus Entertainment, Arrowstorm Entertainment, The Forge, and Recursor, making TFN a creator-managed company. All four parent corporations continue to produce award-winning, beloved television series and feature films that will stream on TFN. They also represent over forty combined years of experience crowdfunding.

Beyond content from our parent companies, TFN has licensed a growing library of independent shorts, series, and features. Transparent reporting and reliable quarterly distributions have built trust and loyalty within the TFN producer community. For creators who want to maintain their independence, TFN is becoming a destination for bespoke distribution and fundraising solutions.

In order to focus on our unique areas of expertise, TFN relies on contracts with established third-party services for streaming, apps, payment processing, fulfillment, and web hosting. Contracts with our tech providers are fixed at specific costs for specific tiers of growth, so that back end costs do not exceed revenue.

We work with manufacturers in the United States, the EU, and Australia to source discs and merchandise. Some products are print-on-demand, fulfilled automatically from orders placed on our web store, while others ship from manufacturers to our warehousing and fulfillment partners in Indianapolis.

Customer Base

Because we begin with content, our existing reach extends to the global audiences for independent successes that include JourneyQuest, Mythica, The Gamers, AFK, One Hit Die, Ren: The Girl With The Mark, Strowlers, The Rangers and many more shows. The combined fan base has been thrilled to offer support to these creators with crowdfunding campaigns worth millions of dollars. Even without additional growth, TFN is already delighting these audiences with our focus on sustainable storytelling and creator-focused operations.

TFN is designed to appeal explicitly to fandom, an umbrella that encompasses viewers who are actively and passionately engaged with the content that they love. From the freedom to create offered by SCULA shows to the ability to renew their favorites directly, within TFN fandom is empowered do so what they do best: turn the love of good stories into communities that support those stories.

While branded as fantasy, TFN includes science fiction, speculative fiction, superheroes, and other similar genres in our content library. We give the imagination permission to dream, rather than attacking our most passionate fans (a mistake that Hollywood makes far too often).

Our core customer base is split into two broad categories: brand-based and show-based.

Brand-based customers believe in the mission and philosophy of The Fantasy Network and are most likely to subscribe to the platform. They are eager to view new shows, want to see TFN succeed, and are brand evangelists. They understand the culture of the community and help onboard new fans.

Show-based customers are passionate about a single show. They don't care where they watch it, as long as the story continues. They are most likely to support a crowdfunding campaign for that show, then to watch it on TFN using the term-limited subscription offered as part of the pledge rewards. Their passion is key to the success of renewal campaigns and many will work tirelessly to promote the show and grow its audience.

Beyond these customers, TFN attracts more passive viewers based on social sharing, recommendation, press, and marketing. These viewers may visit once to watch a show for free, then forget about the platform until they encounter a link to it again.
Repeated exposure to a streaming platform without an aggressive upsell, along with clear messaging about optional ways to support the content that they love, creates a long-term opportunity for conversion into an active supporter. Additionally, free apps with free content make push notifications possible when new content launches.

Combining streaming, crowdfunding, merch, and a subscriber-editable wiki into a unified page allows viewers to engage at their personal interest level, building brand loyalty.

Parent Companies

The Fantasy Network Corporation is owned and operated by four parent companies. ZOMBIE

ORPHEUS ENTERTAINMENT (ZOE)

Creators of four ongoing series – JourneyQuest, The Gamers, Strowlers, and Demon Hunters – plus a number of feature films, shorts, and several weekly live streamed shows, ZOE pioneered the Fan Supported and Creator Distributed model, which we have now expanded into a movement with The Fantasy Network. ZOE has crowdfunded millions of dollars for their shows, produced content around the world, and is sustained by a passionate global fandom.

ARROWSTORM ENTERTAINMENT

Arrowstorm Entertainment is a rapidly expanding film production studio, headquartered in Utah, south of Salt Lake City. With over 20 internationally distributed feature films in the science fiction and fantasy genres, Arrowstorm is a powerhouse of creativity, giving life to undiscovered worlds that aim to capture the imagination of audiences worldwide.

THE FORGE STUDIOS

The Forge Studios is a Washington, DC area based production company that primarily focuses on the fantasy and sci-fi genres. They consider themselves storytellers pushing into Comics, Games (Boardgame, VR/AR) and have developed a strong Rolodex of industry professionals. The Forge looks towards stories of light and hope like their family friendly film, The Fellows Hip: Rise of the Gamers, or their epic fantasy The Rangers. They also hosted the VIP Film & TV Summit bringing industry professionals to the DC market. as well as a partner with CineFrame, a crypto-currenty for filmmakers. They have a "together filmmaking" mantra and know the way of the future is together.

RECURSOR.TV

Recursor.TV (owned by Iota Capital LLC) is a Webby Award winning site featuring science fiction content most of which has been independently produced. The founder of Recursor.TV produced Nina_Unlocked, winner of the Boston Sci Fi Film Festival 2017 Best Series and is currently in post production on Mayfield's Game starring Sean Astin and Academy Award winner Mira Sorvino.

Operations Between Entities

TFN operates as an independent entity with a clear mission, serving producers of fantasy and science fiction content with a streaming, fulfillment, and distribution

platform. TFN's parent companies operate as producers of fantasy and science fiction content. As producers themselves, TFN's owners are motivated to run a company that grows the audience for independent fantasy, deals ethically with content producers, and frees their own companies to focus on content.

TFN's capital decisions are made by a Board of Directors, led by President of the Board Ben Dobyns (Zombie Orpheus Entertainment). Other current board members include Ron Newcomb (The Forge), Jason Faller (Arrowstorm Entertainment), and E.J. Kavounas (Recursor.TV).

Transactions Between Entities

All four parent companies have loaned working capital to TFN. Those loans are scheduled to be repaid responsibly, as operating revenue and capital investments mature.

TFN distributes streaming revenue to producers based on the percentage of minutes viewed relative to all views on the platform, multiplied by that quarter's Producer Fund allocation. Those terms apply equally to content from parent companies and third-party producers.

Competitors and Industry

Competitors & Industry

TFN's position in the streaming and crowdfunding industry is unique. As streaming platforms have proliferated and the market has fragmented, generations of streaming companies have come and gone. Most platforms are reactive: they see Netflix's success and want to replicate a market demand that's already being met, rather than asking what comes next and how to plan for that future demand today.

The industry also suffers from Walled Garden Syndrome, or a "Build it and they will come" mentality. The problem is that silos inhibit discovery, forcing potential viewers to spend money before they've made an emotional commitment. Meanwhile, market fragmentation creates consumer frustration, with complaints about the total cost of subscriptions to multiple streaming services a constant refrain on social media.

Within that environment, a small number of platforms have been able to establish a meaningful presence, including major players like Netflix and Hulu and niche streamers like Shudder. But the unfortunate unspoken truth within the industry is that every platform is losing money. Without ongoing financial backing, platforms cannot sustain themselves on subscriptions alone.

TFN's closest market competitors are Shudder and Seed & Spark. TFN maintains a good relationship with Seed & Spark and has experimented with TFN-branded content on their streaming platform.

Ultimately, TFN management believes that silo-based subscription businesses are not sustainable without market dominance or as intentional loss-leaders. As we have no

desire to compete in scale (and potentially go billions into debt, as Netflix has done), nor do we wish to operate as a loss-leader for a megacorporation (like Amazon Prime Video or Disney Plus), that means shifting our core success metrics from number of units sold to building a sustaining and loyal audience. With multiple revenue streams and the ability to pivot based on market demand and interest, TFN reduces reliance on any single model and allows the community's experience and input to help direct our attention.

In a market where companies and equity are looking for a fast exit and large profits, our focus on long-term sustainable growth makes TFN even more unusual. Because we are primarily creators with stories to tell, pursuing a buy-out from a larger corporation or equity investment firm is antithetical to our goals. That clear, public commitment in turn motivates long-term brand loyalty from the TFN audience.

Another rapidly growing model within the streaming industry is ad-supported, as The CW has done with great success. TFN does not currently intend to include advertising in our platform, especially since the CPM we receive in direct crowdfunding contributions dramatically exceeds typical advertising rates. If we were to enable advertising, it would only be at a later stage of growth and in a way that did not detract from the core viewing experience.

TFN is adamantly opposed to turning our audience into a product that we sell to advertisers or third parties. The relationship and trust that we've created with our community is our most unique business element and is not for sale. (In fact, to sell that audience would be to destroy that audience, as it would betray the trust they have given us.)

Current Stage and Roadmap

CURRENT STAGE AND ROADMAP

Technology

We built TFN from the grassroots up, thanks to the support of audiences from our parent companies. The platform is now at the stage where it replicates the functions of most other small streamers. Additionally, we have built the core proprietary systems that enable platform independence, including the SSO and identity management server that connects our back-end services and front-end experience reasonably seamlessly.

Our most recent achievement has unlocked the ability to integrate streaming, pre- funding, crowdfunding, sales, wiki editing, and subscriptions into a unified, single- page experience. Once we bring this milestone to market (we are currently in beta testing), we'll move quickly to our second phase of development.

We are currently executing a move to a new streaming stack that will allow us to deploy our unique technology not just on the web, but within our library of apps. The first phase is scheduled to complete at the end of January 2020.

Following completion of the migration process, along with all necessary bug testing, we'll enter a long process of working on planned milestones that open up the potential of our new platform, including an industry-first video player that makes our technology shareable and embeddable, plugins to enable creators to integrate a whitelabel version of our technology into their own sites, improving our crowdfunding dashboard for creators, and reducing interface friction for viewers and subscribers.

Content

TFN is preparing a slate of content crowdfunding campaigns for partner producers in 2020, beginning with season two of Ren: The Girl with the Mark and season three of AFK. We continue to license content from third-party creators and our parent companies all have numerous projects in the crowdfunding and production queue for 2020, including new seasons of JourneyQuest, The Rangers, and Strowlers.

We are also pursuing partnerships with distribution companies who can offer pre-sale agreements for TFN content, as well as more opportunities to license our library on other platforms.

In 2019 we were approved as a CAVCO-certified web platform in Canada, which has allowed us to offer distribution agreements to Canadian producers that unlock significant Federal tax credits and rebates. We are also officially recognized as an online platform by IPF and Bellfund and have helped numerous shows apply for additional funding through those programs.

Because the film industry is in constant flux and because most deals never reach production, it's important to note that while we have many additional projects and partnerships in development, it's safer to assume that they don't exist unless and until contracts are signed and funding is released.

Marketing

To date our marketing has been entirely based on word-of-mouth and email outreach from our parent companies. A successful raise on Start Engine will allow us to retain dedicated marketing services to begin formal campaigns and outreach as the platform and our content library mature.

We are booked to exhibit in 2020 at Gen Con Indy, where we hope to again sponsor their film festival (as we did in 2019).

Staffing

A successful raise on StartEngine will enable us to move from incubation to independence, hiring new staff across key areas, including individual management of our technology, marketing, distribution, production, community-building, and crowdfunding initiatives.

Revenue

The Fantasy Network operations and development have to date been subsidized by its parent companies, we provide our existing services and products at our present scale with fixed monthly operating costs of which a significant portion is for insurance coverage related to this offering, as well as Web Hosting and Software Subscriptions, Merchant Service Fees and Administrative Costs. At its current scale, the company can operate for at least three years assuming no additional revenue growth.

Additional investment will allow the company to accelerate growth. Equity raised beyond our current annual operating budget makes it possible to hire additional staff for development, marketing, content, and operations, increasing our spending in order to improve our position and reach in the market.

If future revenue does not cover increased spending, TFN could scale back to its current size and continue to operate indefinitely.

Timeline

January 2020 - Launch StartEngine Equity Campaign

February/March 2020 - Kickstarter campaigns for partner projects (Ren & AFK) April 2020 -

Budget for 2020 Q3 and Q4 based on StartEngine equity totals

May 2020 - Begin growth phase, with targeted spending from investment dollars for marketing, technology, content, and operations

Because TFN operates first and foremost on a sustainability model, the company's key responsibility to owners, shareholders, and fans is to match our ambitions to what can be achieved with cash on hand. Spending in excess of revenue is used primarily to achieve major milestones, aiming with each milestone to push the monthly revenue curve higher.

Previous Offerings

Between January 28, 2020 and May 8, 2020, we sold 23,409 [shares of common stock] in exchange for $5.00 per share under Regulation Crowdfunding.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Name: Class A Voting Stock
Type of security sold: Equity
Final amount sold: $166.00
Number of Securities Sold: 1,660,000

Use of proceeds: incorporating the company
Date: July 10, 2019
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.TheFantasy.Network (http://thefantasy.network/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

Please refer to the attached Financial Statements from February 12, 2020, as filed with our original offering statement.

How long can the business operate without revenue:

TFN is in the best position as it is the next evolution of four fantasy & sci-fi films companies coming together. The companies are not dependent upon TFN as they are freely generating revenue by making film products and IP.

In short, TFN is the combination of four film companies coming together with an eager and mobilized fan base ready for allowing them to be a part of something unique. The power of TFN is in it's fans and the content we can all create together.

Though the parent companies shall operate independently to create content, the power is in collaboration together under The Fantasy Network.

The Fantasy Network operations and development have to date been subsidized by its parent companies, we provide our existing services and products at our present scale with fixed monthly operating costs of which a significant portion is for insurance coverage related to this offering, as well as Web Hosting and Software Subscriptions, Merchant Service Fees and Administrative Costs. At it's current this scale, the company can operate for at least three years assuming no additional revenue growth.The Fantasy Network operations and development have to date been subsidized by its parent companies, At this scale, the company can operate indefinitely.

Additional investment will allow the company to accelerate growth. Equity raised beyond our current annual operating budget makes it possible to hire additional staff for development , marketing, content , and operations, increasing our spending in order to improve our position and reach in the market .

If future revenue does not cover increased spending, TFN could then scale back to its current size and still continue to operate indefinitely, as there are plenty of web hosting services available in the market for free or with no fixed costs.

Foreseeable major expenses based on projections:

TFN relies on six distinct revenue sources to support its ecosystem:

TFN distributes streaming revenue to producers based on the percentage of minutes viewed relative to all views on the platform, multiplied by that quarter's Producer Fund allocation, as determined by the Board of Directors.

TFN is preparing a slate of content crowdfunding campaigns for partner producers in 2020, beginning with season two of Ren: The Girl with the Mark and season three of AFK. We continue to license content from third-party creators and our parent companies all have numerous projects in the crowdfunding and production queue for 2020, including new seasons of JourneyQuest, The Rangers, and Strowlers.

We are also pursuing partnerships with distribution companies who can offer pre-sale agreements for TFN content, as well as more opportunities to license our library on other platforms. Our third party distribution contracts are structured so that we always earn a gross margin from third party distribution of any content licensed from a Producer.

Finally, our fixed monthly operating costs (including insurance coverage, Web Hosting and Software Subscriptions, Merchant Service Fees and Administrative Costs) are expected to increase slightly on an annual basis as our contracts are adjusted for growth or inflation.

TFN Technology: website and streaming platform: AVOD + SVOD.

Development of Content: This is with our TFN Producing Partners and our own "In- House" Content .

Syndication of Content: we believe there is value in having legacy shows that meet the needs of our customers .

Marketing: we will continue to get the word out; broad and wide! Accounting I Legal I Insurance

Future operational challenges:

TFN relies on contracts with established third-party services for streaming, apps, payment processing, fulfillment, and web hosting. While we may continue to research and develop new solutions internally to meet some of these operational needs, until such time as that research and development matures, we are exposed to the limited risk of being forced to find new contracts and providers for these services if there are changes in contract pricing, terms, or even business failure of these third parties. This could potentially disrupt our business but would be unlikely to completely eliminate our ability to connect with our core audience.

We know we need to have several fully dedicated staff to make this a truly viable business. This would bring with it the many challengeschllanges of hiring and retaining employees. We see them as working remotely, which may require will include some capital investment in order to acquire the technology acquiring to make this truly viable.

The four parent companies are already running and can support TFN with productions, however, the lack of funds may significantly extend the timeline of our complete tech development, onboarding of full-time team members, and fully funding original content .

TFN relies on the goodwill of our community as well as the participation of Producers to add new content. From time to time some of these Producers leave the industry or decide to take their content elsewhere. In order to make our long term growth targets we will also need to continue to develop new Producers organically from within the community as well as attract and recruit existing Producers in the industry.

Future challenges related to capital resources:

Our timelines is the biggest factor. The more capital we have, the quicker we can proceed with our development plan and make a difference to those that love fantasy and sci-fi, like us.

A key differentiator for TFN is that we view existing content as advertising for its producer's next production. Because piracy is unavoidable, our core product is always something that cannot be pirated: the future. This allows us to continue to grow our audience without incurring the normal cost of marketing.

TFN also relies on contracts with established third-party services for streaming, apps, payment processing, fulfillment, and web hosting. Contracts with our tech providers are fixed at specific costs for specific tiers of growth, so that back end costs of the platform do not exceed subscription revenues at their existing levels. Subscription Royalties are only due to our Producers to the extent that our Subscription Royalties exceed these back end costs.

Furthermore, unlike streaming-only services, our revenue diversification allows subscription revenues to flux with demand and interest, with the majority of ongoing revenue and growth coming from crowdfunding platform fees & crowdfunding campaign management in addition to distribution to third-party services and platforms of existing licensed content as well as original content funded from capital allocated on a quarterly basis from the Producer Fund and any potential net profits as allocated by the Board of Directors.

Future milestones and events:

January 2020 - Launch StartEngine Equity Campaign - The 1st $107100,000 is a significant amount to get us the resources needed to move things ahead quickly.   Resources being either capital or manpower. TFN shall need the capital to make its timeline along with the personnel to execute the plan.

February/March 2020 - Kickstarter campaigns launched for existing partner projects, Ren and AFK.

At $500,000 we will be able to start to bring on full-time staff.

April 2020 - Finalize and begin contracting a budget for 2020 Q3 and Q4 based on StartEngine equity totals.

At $1,000,000 we can start to offer additional original programming using capital from the Equity Crowdfunding Offer. TFN has strategic partnerships already established with production companies . We have identified several scripts and teams to move ahead with.

May 2020 - Begin growth phase, with targeted spending from investment dollars for marketing, technology, content, and operations

Because TFN operates first and foremost on a sustainability model, the company 's key responsibility to owners, shareholders, and fans is to match our ambitions to what can be achieved with cash on hand. Spending in excess of revenue is used primarily to achieve major milestones, aiming with each milestone to push the monthly revenue curve higher.

Liquidity and Capital Resources

At December 31, 2019, the Company had cash of $0. [*The Company intends to raise additional funds through an equity financing.*]

ZOE has been able to Loan start-up costs and early operating costs and anticipates being able to cover some of the short term financing needs of TFN. The Forge and other parent companies have also made recent capital contributions in the form of an additional Loan, and both Arrowstorm and Iota also have access to additional financing, including issuing debt or future capital raises if needed.

Obviously, additional financing obtained through this offer will enhance the growth of the organization by expanding capital resources as indicated in the offering information.

In addition to this, TFN has and is able to obtain trade credit with Vendors with whom   it has worked with in the past, although it held no outstanding Lines of Credit nor Accounts Payable at the end of the FY 2018, and at the end of FY 2019 all Accounts Payable consisted solely of a small balance of quarterly sales tax due in January, the   4th Quarter Royalty Distributions due in February, and the taxes withheld on annual Royalties due in March, all of which were secured by available Cash on Hand.

Debt

Creditor: Zombie Orpheus Entertainment, LLC Amount Owed: $47,684.30
Interest Rate: 5.75%
Maturity Date: December 31, 2020

There is no personal guarantee by any of the shareholders of TFN to Zombie Orpheus, LLC, for the balance due; nor is there a specific term to the loan, but this loan shall be repaid prior to any distributions of profits to investors; the interest rate is Interest Rate of Prime plus One Percent. The loan would need to be repaid prior to dividends. The creditor is one of the parent companies and will remain responsive to the needs of TFN.

Creditor: The Forge, LLC
Amount Owed: $8,550.63
Interest Rate: 5.75%
Maturity Date: December 31, 2020

There is no personal guarantee by any of the shareholders of TFN to Zombie Orpheus, LLC, for the balance due; nor is there a specific term to the loan, but this loan shall be repaid prior to any distributions of profits to investors; the interest rate is Interest Rate of Prime plus One Percent. The loan would need to be repaid prior to dividends. The creditor is one of the parent companies and will remain responsive to the needs of TFN.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Officers and Directors

Name: **Ron Newcomb**

Ron Newcomb's current primary role is with HMS Technologies. Ron Newcomb currently services 20 hours per week in their role with the Issuer. Positions and offices currently held with the issuer:

Position: CEO (Chief Executive Officer)
Dates of Service: March 06, 2018 - Present
Responsibilities: Setting the vision for the Company.

Position: Member - Board of Directors
Dates of Service: July 01, 2019 - Present
Responsibilities: Top-level strategy and direction

Other business experience in the past three years:

Employer: HMS Technologies
Title: Project Manager
Dates of Service: September 18, 2017 - Present

Responsibilities: Overseeing the IT contracting team for the National Cemetery Administration supporting the Dept. of Veteran Affairs (VA).

Other business experience in the past three years:

    Employer: The Forge Studios
    Title: CEO
    Dates of Service: May 01, 2009 - Present
    Responsibilities: Running all business affairs for the company

Name: Benjamin Dobyns

Benjamin Dobyns's current primary role is with Zombie Orpheus Entertainment. Benjamin Dobyns currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

    Position: CTO
    Dates of Service: March 01, 2018 - Present
    Responsibilities: Driving the technology

    Position: President of the Board
    Dates of Service: July 01, 2019 - Present
    Responsibilities: Top-level strategy and decision-making

Other business experience in the past three years:

    Employer: Zombie Orpheus Entertainment
    Title: CEO
    Dates of Service: January 01, 2010 - Present
    Responsibilities: Business Affairs for ZOE

Other business experience in the past three years:

    Employer: St Agnes Anglican Church
    Title: Organist
    Dates of Service: September 01, 2017 - Present
    Responsibilities: Music selection and performance

Other business experience in the past three years:

Employer: Christ Church Cathedral
Title: Musician
Dates of Service: October 15, 2016 - Present Responsibilities:
Music selection and performance

Name: **Jason Faller**

Jason Faller's current primary role is with Arrowstorm Entertainment. Jason Faller currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Business Development Officer

Dates of Service: March 01, 2018 - Present

Responsibilities: Creating strategic business development opportunities

Position: Member - Board of Directors

Dates of Service: July 01, 2019 - Present

Responsibilities: Strategy and decision-making

Other business experience in the past three years:

Employer: Arrowstorm Entertainment

Title: Managing Member

Dates of Service: January 01, 2009 - Present Responsibilities:

Managing Member

Name: **E.j. Kavounas**

E.j. Kavounas's current primary role is with Iota Capital LLC (owner of Recursor.TV) .

E.j. Kavounas currently services 15 hours per week in their role with the Issuer. Positions and offices currently held with the issuer:

Position: Chief Strategy Officer

Dates of Service: January 01, 2019 - Present

Responsibilities: Planning a strategic direction for the company

Position: Member - Board of Directors

Dates of Service: July 01, 2019 - Present

Responsibilities: Strategy and decision-making

Other business experience in the past three years:

Employer: Iota Capital LLC (owner of Recursor.TV)
Title: Managing Member, CEO of Recursor.TV
Dates of Service: May 01, 2016 - Present
Responsibilities: responsible for leading investments in real estate, entertainment and technology; CEO of Recursor.TV, Producer of the web-series Nina_Unlocked, Producer of the feature film Mayfield's Game

Other business experience in the past three years:

Employer: East Beach Capital
Title: Senior Advisor
Dates of Service: March 01, 2019 - Present
Responsibilities: He is responsible for financing activities of a real estate private equity fund

Other business experience in the past three years:

Employer: Miramac Capital LLC Title:
Managing Partner
Dates of Service: March 01, 2017 - Present
Responsibilities: founded a private equity fund to finance commercial real estate lending

Other business experience in the past three years:

Employer: Arixa Capital Advisors
Title: Managing Director
Dates of Service: May 01, 2016 - May 01, 2017
Responsibilities: responsible for launching a commercial real estate lending platform

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2019, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Arrowstorm Entertainment, LLC (Jason Faller owns 50%, Kynan Griffin owns 50%)	460,650	Class A Voting Common Stock	27.75
The Forge Studios, LLC (Ron Newcomb owns 100%)	460,650	Class A Voting Common Stock	27.75

Zombie Orpheus Entertainment, LLC (Ben Dobyns owns 1/3, Rennie Araucto owns 1/3, Brad Roberts owns 1/3)	614,200	Class A Voting Common Stock	37.0

RELATED PARTY TRANSACTIONS

- Name of Entity: Zombie Orpheus Entertainment, LLC
  Names of 20% owners: Ben Dobyns, Rennie Araucto, and Brad Roberts
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: ZOE has advanced operating expenses under the Operating Agreement of the LLC to which it is entitled reimbursement and interest accrued. On December 31st, 2018, the Balance of the Loan was $3,262.00. On December 31, 2019, the Balance of the Loan was $47,684.30
  Material Terms: The funds are carried as a Loan Receivable on ZOE's Balance Sheet and Interest is accrued on a Quarterly basis at an Interest Rate of Prime plus One Percent (1%). The US Federal Prime Interest Rate was stated at Five Point Five Percent (5.5%) as of December 20th, 2018, and Four Point Seven Five Percent (4.75%) as of October 31, 2019. There is no personal guarantee by any of the shareholders of TFN to ZOE for the balance due, nor is there a specific term to the loan.

- Name of Entity: The Forge, LLC
  Names of 20% owners: Ron Newcomb
  Relationship to Company: 20%+ Owner

  Nature / amount of interest in the transaction: The Forge has advanced operating expenses under the Operating Agreement of the LLC to which it is entitled reimbursement and interest accrued. On December 31st, 2018, the Balance of the Loan was $0.00. On December 31, 2019, the Balance of the Loan was $8,550.63.
  Material Terms: The funds are carried as a Loan Receivable on The Forge's Balance Sheet and Interest is accrued on a Quarterly basis at an Interest Rate of Prime plus One Percent (1%). The US Federal Prime Interest Rate was stated at Five Point Five Percent (5.5%) as of December 20th, 2018, and Four Point Seven Five Percent (4.75%) as of October 31, 2019. There is no personal guarantee by any of the shareholders of TFN to The Forge for the balance due, nor is there a specific term to the loan.

OUR SECURITIES

The Company's Securities

The Company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 3,000,000 with a total of 1,660,000 outstanding.

Voting Rights

The holders of shares of Class A Common Stock, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Material Rights

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as   may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will   be a business decision to be made by the Board from time based upon the results of

our operations and our financial condition and any other factors that our board of directors considers relevant.

Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.   We have never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Class A Common Stock and Class B Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of stock that we may designate and issue in the future.

Class B Non-Voting Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant.

Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. We have never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Class A Common Stock and Class B Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of stock that we may designate and issue in the future.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 12, 2020.

THE FANTASY NETWORK CORPORATION

By   /s/ Ronald Newcomb

_____

Name   Ronald Newcomb
:

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Ronald Newcomb, Principal Executive Officer of THE FANTASY NETWORK CORPORATION, hereby certify that the financial statements of THE FANTASY NETWORK CORPORATION included in this Report are true and complete in all material respects.

/s/ Ronald Newcomb

_____

Principal Executive Officer

The Fantasy Network Inc.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
The Fantasy Network Inc.
Bellingham, Washington

We have reviewed the accompanying financial statements of The Fantasy Network Inc (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

February 12, 2020
Los Angeles, California

THE FANTASY NETWORK, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	15,498	$	-
Accounts receivable—net		1,504		-
Production costs		-		16,622
Total current assets		**17,002**		**16,622**
Total assets	**$**	**17,002**	**$**	**16,622**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	12,542	$	-
Other current liabilities		1,424		19,828
Loan		56,235		3,262
Total current liabilities		**70,200**		**23,090**
Total liabilities		**70,200**		**23,090**
STOCKHOLDERS' EQUITY				
Members equity		-		-
Common Stock		166		-
Additional Paid In Capital		-		-
Subsription receivable		(166)		-
Retained earnings/(Accumulated Deficit)		(53,198)		(6,469)
Total stockholders' equity		**(53,198)**		**(6,469)**
Total liabilities and stockholders' equity	**$**	**17,003**	**$**	**16,622**

See accompanying notes to financial statements.

THE FANTASY NETWORK, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
Net revenue	$	70,607	$	2,368
Cost of service & production		57,362		-
Gross profit		13,244		2,368
Operating expenses				
General and administrative		57,379		8,511
Sales and marketing		353		325
Total operating expenses		57,732		8,836
Operating income/(loss)		(44,488)		(6,469)
Interest expense		2,241		-
Income/(Loss) before provision for income taxes		(46,729)		(6,469)
Net income/(Net Loss)	$	**(46,729)**	$	**(6,469)**

See accompanying notes to financial statements.

THE FANTASY NETWORK, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

For Fiscal Year Ended December 31, 2019 and 2018	Members equity	Common Stock - Class A		Common Stock - Class B		Additional Paid In	Subsription	Accumulated	Total Stockholders'
(USD $ in Dollars)	Amount	Shares	Amount	Shares	Amount	Capital	receivable	Deficit	Equity
Balance—December 31, 2017	$ -	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Net income/(loss)	-	-	-	-	-	-	-	(6,469)	(6,469)
Balance—December 31, 2018	$ -	-	$ -	-	$ -	$ -	$ -	$ (6,469)	$ (6,469)
Net income/(loss)	-	-	-	-	-	-	-	(46,729)	(46,729)
Conversion from LLC to C corp	-	1,660,000	166	-	-	-	(166)	-	166
Balance—December 31, 2019	$ -	1,660,000	$ 166	-	$ -	$ -	$ (166)	$ (53,198)	$ (53,198)

See accompanying notes to financial statements.

THE FANTASY NETWORK, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(46,729)	$	(6,469)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Accounts receivable		(1,504)		-
Production costs		16,622		(16,622)
Accounts payable and accrued expenses		12,542		-
Other current liabilities		(18,405)		19,828
Net cash provided/(used) by operating activities		**(37,475)**		**(3,262)**
CASH FLOW FROM INVESTING ACTIVITIES				
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on loan		56,889		3,262
Repayments of borrowings		(3,916)		-
Net cash provided/(used) by financing activities		**52,973**		**3,262**
Change in cash		15,498		0
Cash—beginning of year		-		-
Cash—end of year	**$**	**15,498**	**$**	**0**

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

The Fantasy Network LLC was formed on March 6th, 2018 ("Inception") in the State of WA. On July 9th, 2019, the Fantasy Network LLC underwent a conversion from a Washington Limited Liability Company to a Delaware Corporation called Fantasy Network, Inc.. The financial statements of The Fantasy Network, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Shoreline, WA.

The Fantasy Network, Inc is a subscription and freemium streaming platform for fantasy and sci-fi content, whereas fans are also invited into the creative process. Like other traditional media companies, The Fantasy Network gets support from our fans. However, unlike any other media company - we also get their participation. Our fans are provided with the capacity to watch the best new and original content on our already available streaming service from some of the best creators in the world. They can watch passively, or they can engage and vote on their favorite shows to choose which gets support from TFN for additional content. Fans can also engage with TFN in the most active way yet: by becoming content creators themselves and submitting projects to receive our crowdfunding guidance and support. TFN is a disruptor of the sci-fi and fantasy world - we're allowing our audience to be a part of the story.

2.   SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, and 2018, the Company determined that no reserve was necessary.

Production costs

During the process of production of a film as part of a crowdfunding project, the costs associated with the film and with fulfilling the rewards for pledges to the crowdfunding campaign are capitalized. These projects generally complete within one to two years and are expensed as they are fulfilled. As of December 31st, 2018, there was only one crowdfunded project in progress, with a total of $16,622 in capitalized costs. All pledges for the crowdfunded project were substantially fulfilled prior to June 30, 2019, at which point the costs were expensed to their appropriate production and fulfillment accounts.

Unearned Revenue

As part of Crowdfunding activities for new projects, the Company receives advance payments for pledges toward successfully funded projects. These payments are recorded as Unearned Revenue until the pledge rewards for those payments are fulfilled. As of December 31st, 2018, there was only one crowdfunded project in progress, with a total of $19,828 in unfulfilled pledge payments. All pledges for the crowdfunded project were substantially fulfilled prior to June 30, 2019, at which point the payments were recorded as earned Revenue.

Income Taxes

The Fantasy Network, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenue upon delivery of services to customers since at this time performance obligations are satisfied.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 10, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09 *Revenue from Contracts with Customers*. The Company adopted ASU No. 2014-09 on January 1, 2018. There were no adjustments necessary to opening retained earnings/(accumulated deficit).

In November 2015, the FASB issued ASU No. 2015-17, *Balance Sheet Classification of Deferred Taxes*. ASU No. 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. This guidance is effective for the period beginning January 1, 2018. The Company early adopted the provisions of ASU No. 2015-17 during the 2018 year.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019. The Company is evaluating the potential impact of adoption of ASU No. 2016-02 on its financial statements, but generally would expect that the adoption of this new standard will result in a material increase in the long-term assets and liabilities of the Company as result of our lease agreements.

3.   PRODUCTION COSTS

Production costs was comprised of the following items:

As of Year Ended December 31,	2019	2018
In development or pre-production	-	16,622
Total Production costs	$ -	$ 16,622

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended December 31,	2019	2018
Other Current Liabilities consist of:		
Unearned revenue	$ -	$ 19,828
Tax witholding payable for foreign recipients	1,192	-
Sales tax payable	232	-
Total Other Current Liabilities	$ 1,424	$ 19,828

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized share capital consisted of 3,000,000 of Class A common shares with a par value of $ 0.0001 and 2,000,000 of Class B non-voting common with a par value of $ 0.0001. As of December 31, 2019, 1,660,000 shares of common shares Class A have been issued and are outstanding. As of December 31, 2019, no common shares Class B have been issued.

On July 9th, 2019, the Company underwent Conversion from a Washington Limited Liability Company to a Delaware Corporation. Upon Conversion of the LLC, the members of the Company exchange their membership units for 1,660,000 shares of Class A common stock in The Fantasy Network Corporation.

6.   DEBT

Loan

During fiscal years 2018 and 2019, certain members and shareholders have lent funds and paid for expenses on behalf of the Company. Balance of the loans was $56,235 and $3,262 as of December 31, 2019 and December 31, 2018. The loans accrue interest at prime plus 1% per annum. The loans are unsecured. The principal balance and any accrued interest are considered payable at the Company's election or on demand by the lenders. The entire loan balance has been classified as current. During fiscal year 2019, the Company has recognized $2,241 in interest expense. During fiscal year 2018, no interest rate was assessed, and no imputed interest was recognized since it was deemed immaterial.

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ 3,895	$ -
Valuation Allowance	(3,895)	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ 3,895	$ -
Valuation Allowance	(3,895)	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had federal net operating loss ("NOL") carryforwards of approximately $18,549 which will begin to expire in 2039. Utilization of some of the federal NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal jurisdictions for each year in which a tax return was filed.

8.   RELATED PARTY

During fiscal years 2018 and 2019, certain members and shareholders have lent funds and paid for expenses on behalf of the Company. Balance of the loans was $3,262 and $56,235 as of December 31, 2019 and December 31, 2018. The loans accrue interest at prime plus 1% per annum. The loans are unsecured. The principal balance and any accrued interest are considered payable at the Company's election or on demand by the lenders. The entire loan balance has been classified as current. During fiscal year 2019, the Company has recognized $2,241 in interest expense. During fiscal year 2018, no interest rate was assessed, and no imputed interest was recognized since it was deemed immaterial.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2018, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 12, 2020, the date the financial statements were available to be issued.

Starting in January 2020 to the date of the financials statements, the Company has raised $106,905 on StartEngine crowdfunding platform and intends to continue the raise.

No other subsequent events have been noted.